SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Polska Telefonia Cyfrowa Sp. z o.o.

(Exact Name of Registrant as Specified in Its Charter)

Al. Jerozolimskie 181, 02-222 Warsaw

(Address of Principal Executive Offices)

Poland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

      Ö

Form 40-F ______________

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

News Release

Polska Telefonia Cyfrowa announces preliminary results for Q2 2004

Warsaw – July 13, 2004 – Polska Telefonia Cyfrowa Sp. z o.o. (PTC), (www.era.pl) the leading Polish wireless provider of nationwide dual band GSM 900 & GSM 1800 services and holder of UMTS license, today held a conference to announce its new tariff scheme for its prepaid Tak Tak service and announced preliminary results for the six months ended June 30, 2004.

The new prepaid tariff in the Tak Tak offering will be introduced to further boost prepaid sales, following the successful earlier launches of the Era Love tariff from Tak Tak and wholly new Heyah prepaid brand. The new offer features 1-second billing and cheapest call prices in the market equal to PLN 0.77 flat fee per minute gross, PLN 0.63 net.

PTC’s net subscriber additions during the first six months of 2004 increased to 1.3 million in comparison to 0,7 million in the first half of 2003. The strong increase in net subscriber additions resulted in an approximate 34% increase in subscriber base to 7.5 million at the end of June 2004, compared to 12 months ago.

The significant increase in subscriber base, together, with ARPU improvements versus the first quarter of 2004, led to faster revenue growth. The revenue for the first half of 2004 was over PLN 3 billion, approximately 15% more than in the first half of 2003 and represents a further acceleration in PTC’s rate of revenue growth. EBITDA was PLN 1.3 billion with margin improving to above 40% of revenues in the first half of 2004.

PTC also announced that orders placed for new capital investments were up over threefold on the first half of 2003 but also confirmed that the previous guidance for total capital investment in 2004 remains unchanged.

The results are prior to our independent auditor’s review and may be subject to change. Full reviewed results for the second quarter and first half of 2004 will be released on August 11, 2004.

Operating under the brand name of ERA, Polska Telefonia Cyfrowa provides a full range of basic and expanded wireless telephone services over an all-digital network. For more information, please see the www.era.pl. pages on the Internet.

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For further information please contact:

Malgorzata Czaplicka
Investor Relations Manager
( (+48) 22 413 3275
Mobile: (+48) 602 203 275
Fax: (+48) 22 413 6235

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.

(Registrant)

By: /s/ Boguslaw Kulakowski

Boguslaw Kulakowski, Director General

By: /s/ Wilhelm Stueckemann

Wilhelm Stueckemann, Director of Network Operations

By: /s/ Jonathan Eastick

Director of Finance

July 13, 2004